

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 8, 2008

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **Response Letters Dated November 22, 2007, December 17, 2007 and**
> **December 28, 2007**
> **File No. 000-18860**

Dear Mr. Yee:

We have reviewed your Form 20-F for the Fiscal Years Ended December 31, 2006 and 2005, and response letters dated November 22, 2007 and December 17, 2007, and e-mail response dated December 28, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   Please submit your December 28, 2007 response letter on EDGAR, as well as all future correspondence.

2.   We understand that you will be filing an amendment to your annual report to include the accounting and disclosure revisions you agreed to make in responding to the comments issued in our letter dated July 31, 2007. Please further revise your disclosures to address the comments in this letter and file your amendment as soon as possible. Please contact us by telephone if you require further guidance or clarification.

3.   Please modify your explanatory language concerning the correction to eliminate the dilution gain for U.S. GAAP purposes, to replace "SEC staff have indicated that..." with "Under U.S. GAAP…" or preface your language with a reference to the SAB.

Property, Plants and Equipment, page 25

4.   We have read the disclosure you have proposed in response to prior comment 7, regarding the cutoff grades utilized in your resource estimates. The cutoff grades with the associated tonnages and grades that you describe appear to be far lower than your stated cutoff grade for the high grade vein system, thus giving the impression that you are reporting non-economic mineralization. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose must comply with the governing literature under this provision.

We understand that mineral resources must have reasonable prospects for economic extraction under NI 43-101. In other words, for both operating mines and undeveloped properties, reportable resource estimates would be delimited using an economically-based cutoff grade to segregate resources from geologic mineralization. Based on your disclosure, while the range of cutoff grades may provide for an estimate of geologic mineralization, they do not appear to be reflective of the current economic conditions at your property. Unless you are able to show how your assumptions about metal prices, metallurgical recoveries, and operational costs establish a reasonable expectation of economic viability, you may need to remove disclosure of the related estimates.

Please amend your filing to include details about the underlying assumptions utilized for any estimates of resources that are consistent with the economics and site geology; and to remove resource estimates that you are not able to support from the filing.

Financial Statements

Note 12 – Differences between Canadian and U.S. GAAP, page 121

5.   We note that you proposed some revised disclosure in response to prior comment 4, stating "…the Company has identified possible reserves, again as defined in the Guide, but not proven and probable reserves." As Industry Guide 7 does not define possible reserves, please remove language indicating it does and that you have them.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief